SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

STAGE STORES, INC. _____________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $.01 per share _____________________________________________________________________________ (Title of Class of Securities)

85254C305 _____________________________________________________________________________ (CUSIP Number)

December 31, 2001 _____________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 85254C305	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,154,946
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,154,946
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% **
12		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 85254C305	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,154,946
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,154,946
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 85254C305	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,154,946
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,154,946
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Stage Stores, Inc., a Nevada corporation (the "Issuer").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

Item 1(a)	Name of Issuer. Stage Stores, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices. 10201 Main Street Houston, Texas 77025
Item 2(a)	Name of Person Filing. Greenlight Capital, L.L.C. ("Greenlight"), David Einhorn and Jeffrey A. Keswin
Item 2(b)	Address of Principal Business Office, or, if none, Residence. 420 Lexington Ave., Suite 1740 New York, New York 10170
Item 2(c)	Citizenship or Place of Organization.
Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn and Jeffrey A. Keswin are the principals of Greenlight and are United States citizens.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.01 per share (the "Common Stock").
Item 2(e)	CUSIP Number. 85254C305
Item 3	Reporting Person. Inapplicable.
Item 4	Ownership.
(a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 1,154,946 shares of Common Stock.
(b)

Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 5.7% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,154,946 by 19,972,653, the number of shares of Common Stock issued and outstanding as of October 1, 2002, as reported in the Issuer's Amendment No. 1 to Form 10 filed on December 13, 2001.

(c)

Greenlight has the sole power to vote and dispose of the 1,154,946 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 1,154,946 shares of Common Stock beneficially owned by Greenlight.

Item 5	Ownership of Five Percent or Less of a Class. Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company. Inapplicable.
Item 8	Identification and Classification of Members of the Group. Inapplicable.
Item 9	Notice of Dissolution of Group. Inapplicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 13, 2002, between Greenlight, David Einhorn and Jeffrey A. Keswin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 13, 2002

GREENLIGHT CAPITAL, L.L.C. By: /s/ Jeffrey A. Keswin _______________________________ Jeffrey A. Keswin Managing Member

/s/ David Einhorn ______________________________________ David Einhorn

/s/ Jeffrey A. Keswin ______________________________________ Jeffrey A. Keswin